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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 5 2005
WASH. D.C.

SEC FILE NUMBER

8- 42529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SAYBROOK CAPITAL CORP**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__401 WILSHIRE BLVD   SUITE 850__
(No. and Street)

__SANTA MONICA__   __CA__   __90401__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__MARK ENFIELD__   __310-899-9200__
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__HOLTHOUSE CARLIN + VAN TRIGT LP__
(Name – if individual, state last, first, middle name)

__1601 CLOVERFIELD BLVD, SUITE 300 SOUTH   SANTA MONICA, CA 90404__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____JONATHAN THOMAS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SAYBROOK CAPITAL CORP_____ , as of _____DECEMBER 31_____ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____PARTNER_____
Title

_____
Notary Public

S. YULOFF
Commission # 1530680
Notary Public - California
Los Angeles County
My Comm. Expires Dec 29, 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SAYBROOK CAPITAL CORP.
FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES
AND
AUDITORS' REPORTS
DECEMBER 31, 2004

SAYBROOK CAPITAL CORP.

DECEMBER 31, 2004

TABLE OF CONTENTS

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.



HCVT

Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
  Saybrook Capital Corp.:

We have audited the accompanying statements of financial condition of Saybrook Capital Corp., a Delaware corporation, as of December 31, 2004 and 2003, and the related statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
January 31, 2005

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

SAYBROOK CAPITAL CORP.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

Assets

	2004	2003
Current assets		
Cash and cash equivalents	$ 162,527	$ 150,516
Restricted cash held on behalf of affiliate	3,355	3,355
Total cash	165,882	153,871
Marketable security, at fair market value	116,265	-
Total current assets	282,147	153,871
Property and equipment		
Furniture and equipment	64,107	64,107
Leasehold improvements	7,451	7,451
Total property and equipment	71,558	71,558
Less: accumulated depreciation and amortization	(71,558)	(71,558)
Net property and equipment	-	-
Other assets		
Deposits	-	11,023
Notes receivable	41,261	50,000
Total other assets	41,261	61,023
Total assets	$ 323,408	$ 214,894

Liabilities and Shareholders' Equity

	2004	2003
Current liabilities		
Accounts payable and accrued expenses	$ 10,224	$ 9,000
Cash held on behalf of affiliate	3,355	3,355
Due to affiliate	-	16,355
Total current liabilities	13,579	28,710
Commitments and contingencies (Notes 5 and 6)		
Shareholders' equity	309,829	186,184
Total liabilities and shareholders' equity	$ 323,408	$ 214,894

See notes to financial statements.

2

SAYBROOK CAPITAL CORP.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenue		
Interest income	$ 595	$ 4,596
Other income	-	400
Total revenue	595	4,996
Operating expenses		
Bad debt expense	-	5,295
Bank charges	5,035	3,309
Business taxes	-	9,285
Contributions - political	-	10,000
Depreciation and amortization	-	3,148
Dues and subscriptions	2,459	1,895
Insurance	1,188	970
Office expenses	132	126
NASD filing fees	5,500	5,048
Professional fees - accounting	16,372	14,716
Telephone	14	35
Total operating expenses	30,700	53,827
Loss before California Franchise tax	(30,105)	(48,831)
California Franchise tax	-	2,945
Net loss before comprehensive loss	(30,105)	(51,776)
Adjustments for comprehensive loss:		
Unrealized gain on marketable security	18,750	-
Comprehensive loss	$ (11,355)	$ (51,776)

See notes to financial statements.

SAYBROOK CAPITAL CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Additional Paid-In Capital	Retained Earnings	Unrealized Gain on Investment	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 2002	9,999	$ 10	$ 153,990	$ 83,960	$ -	$ 237,960
Net loss	-	-	-	(51,776)	-	(51,776)
Balance, December 31, 2003	9,999	10	153,990	32,184	-	186,184
Contributed Capital			135,000		-	135,000
Net comprehensive loss	-	-	-	(30,105)	18,750	(11,355)
Balance, December 31, 2004	9,999	$ 10	$ 288,990	$ 2,079	$ 18,750	$ 309,829

See notes to financial statements.

4

SAYBROOK CAPITAL CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net comprehensive loss	$ (11,355)	$ (51,776)
Adjustments to reconcile net comprehensive loss to net cash provided by (used in) operating activities:		
Unrealized gain on marketable security	(18,750)	-
Bad debt expense	-	5,295
Depreciation and amortization	-	3,148
Changes in assets and liabilities:		
Prepaid expenses and deposits	11,023	9,285
Due (to)/from affiliate	13,645	29,989
Accounts payable and accrued expenses	1,224	1,600
Net cash used in operating activities	(4,213)	(2,459)
Cash flows from investing activities:		
Proceeds from note receivable	8,739	-
Purchase of marketable security	(97,515)	-
Net cash used in investing activities	(88,776)	-
Cash flows from financing activities:		
Contribution from shareholders	105,000	-
Cash provided by financing activities	105,000	-
Change in cash and cash equivalents	12,011	(2,459)
Cash and cash equivalents		
Beginning of year	153,871	156,330
End of year	$ 165,882	$ 153,871
Supplemental disclosures of cash flow information:		
Cash paid during the year for state income taxes	$ -	$ 2,945
Cash paid during the year for interest expense	$ -	$ -

See notes to financial statements.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a specialty investment advisor, with an emphasis in structured finance and public finance, including underwritings, restructurings and workouts, and financial advisory services for both taxable and tax-exempt securities. The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD).

Revenue Recognition

Revenue from management and monthly engagement fees are recognized when services are performed and earned as determined by client agreements. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. Depreciation expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years. Equipment, furniture and leasehold improvements were fully depreciated as of April, 2003. Accordingly, there is no depreciation expense in 2004, and $3,148 for the year ending December 31, 2003.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for nominal state income taxes. The Company has no significant timing differences for state tax reporting and, accordingly, there are no deferred state tax assets or liabilities.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

Non-cash transaction: Shareholders contributed their unsecured, non-interest bearing advances of $30,000 as a capital contribution in 2004.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2.   CONCENTRATION OF CREDIT AND BUSINESS RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company shares office space with affiliated companies and receives administrative support and other services for which it is not charged. The Company's additional operating costs, if it was required to reimburse the affiliate, is not known (see Note 8).

For the years ended December 31, 2004 and 2003, the Company had no clients which accounted for more than 10 percent of its revenue.

NOTE 3.   NOTES RECEIVABLE

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15% payable semi-annually on March 1 and September 1. The principal balance is due June 30, 2004. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable (collectively, the Notes). In 2003, the accrued interest receivable of $5,295 from the notes was written off as uncollectible. In 2004, the Company received $8,739 of interest income which was booked as a reduction in the notes receivable since the likelihood of collecting the interest income on the note is remote.

NOTE 4.   MARKETABLE SECURITY

In May, 2004, the Company purchased 150,000 units of Tremisis Energy Acquisition Corp for $ 97,515. As of December 31, 2004, the fair market value of this investment was $116,265, and the Company recognized an unrealized gain on marketable security of $18,750 in the accompanying statement of shareholders' equity.

NOTE 5.   OFFICE LEASE

In 2003, the Company, which leases office space under an operating lease, expanded its existing premises. The Company entered into an additional operating lease, which matures February 29, 2008 and extended its existing lease to the same date of maturity. The Company's affiliates utilize the lease facilities. The leases require monthly rental payments of $20,576 and $8,076, which increase annually on December 1 and June 1, respectively, by 3% per annum. The Company is a signatory to this lease, however, an affiliate of the Company makes the lease payments and incurs the rent expense. As of December 31, 2004, all required lease payments have been made by the affiliate. In 2004, the Company was reimbursed $11,023 by the affiliate for the security deposits on this office space.

Future annual noncancelable rental commitments are as follows:

2005	$	364,170
2006		375,095
2007		386,348
2008		65,886
Total	$	1,191,499

NOTE 6.   NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3% of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2004, the Company had net capital of $222,062, which exceeded the minimum requirement ($100,000) by $122,062 and had a net capital ratio of 0.06 to 1. The Company may have future capital withdrawals, but management intends to limit these distributions so they will not cause the Company to be in violation of its net capital requirements.

NOTE 7.   RESTRICTED CASH

The Company had a 1% general partner interest in BEMHO-2 Limited Partnership. This is a partnership that was formed to acquire bonds secured by property in Blythe, California. The shareholders of the Company also own limited partner interests in the partnership. The Company's initial investment was $3,000. The limited partnership was dissolved in 2001 and cash of $5,151 was transferred to the Company, to hold on behalf of the limited partnership to pay for future expenses relating to the dissolution. The remaining cash at December 31, 2004 and 2003 of $3,355 is shown on the statements of financial condition as restricted cash held on behalf of affiliate.

NOTE 8.   RELATED PARTY TRANSACTIONS

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was charged for these services in 2004 or 2003.

SAYBROOK CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference* Increase (Decrease)
Total Shareholders' Equity	$ 309,829	$ 309,828	$ 1 (A)
Deductions and/or Charges			
Non-allowable assets included in the following statement of financial condition captions:			
Note receivable	41,261	41,261	-
Prepaid expenses	-		-
Furniture and equipment, net	-	-	-
Deposits	-	-	-
Total Non-allowable Assets	41,261	41,261	-
Net capital before haircuts	268,568	268,567	1
Haircuts on securities	46,506	46,506	-
Net capital	$ 222,062	$ 222,061	$ 1
Total Aggregated Indebtedness	$ 13,579	$ 13,580	$ (1) (A)
Minimum Net Capital - 6 2/3% of A.I.	$ 905	$ 905	
Minimum Net Capital Required	$ 100,000	$ 100,000	
Excess Net Capital	$ 122,062	$ 122,061	
Excess Net Capital at 1000%	$ 220,704	$ 220,703	
Ratio of Aggregated Indebtedness to Net Capital	0.06 to 1	0.06 to 1	

*See Page 11 for notes and explanation of differences.

See notes to financial statements.

Differences resulted primarily from the following audit adjustments for the year ended December 31, 2004.

1. Adjustments to correct shareholders' equity

    (A)   Rounding difference $ 1

SAYBROOK CAPITAL CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

SAYBROOK CAPITAL CORP.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To Board of Directors
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
(Continued)

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
January 31, 2005